--------------------------------------------------------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934





                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JULY 31, 1999


              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM                 TO
                                       ---------------    ---------------

                           COMMISSION FILE NO. 1-04129

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF ISSUER NAMED BELOW:

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

                                ZALE CORPORATION
                            901 WEST WALNUT HILL LANE
                            IRVING, TEXAS 75038-1003

--------------------------------------------------------------------------------

             ZALE CORPORATION
             SAVINGS AND INVESTMENT PLAN

             FINANCIAL STATEMENTS
             AS OF JULY 31, 1999 AND 1998,
             AND SUPPLEMENTAL SCHEDULES
             AS OF JULY 31, 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of
Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the "Plan") as of July 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years ended July 31, 1999 and 1998. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended July 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Dallas, Texas,
    January 7, 2000

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN


                                      INDEX


                                                                                                         Page(s)
                                                                                                         -------

Statements of Net Assets Available for Plan Benefits as of
     July 31, 1999 and 1998                                                                                 1

Statements of Changes in Net Assets Available for Plan Benefits
     for the Years Ended July 31, 1999 and 1998                                                             2

Notes to Financial Statements                                                                            3 - 13

SUPPLEMENTAL SCHEDULES:

     Item 27a - Schedule of Assets Held for Investment Purposes
         as of July 31, 1999                                                                               14

     Item 27d - Schedule of Reportable Transactions
         for the Year Ended July 31, 1999                                                                  15

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          AS OF JULY 31, 1999 AND 1998

                                                1999           1998
                                            ------------   ------------

ASSETS:
    Investments, at fair market value-
       Cash and Short Term Investments      $  2,151,358   $  2,012,585
       Common Stock Mutual Funds              37,478,376     31,477,406
       Bond Mutual Funds                       7,898,047      8,596,636
       Government Securities Mutual Funds     12,739,222     13,651,507
       Zale Corporation Common Stock          10,967,170      6,911,636
       Participants' loans                     2,133,055      2,039,595
                                            ------------   ------------

                  Total investments           73,367,228     64,689,365

    Receivables-
       Employer's contributions                2,603,800      3,042,696
       Participants' contributions               254,750        259,336
                                            ------------   ------------

                  Total receivables            2,858,550      3,302,032
                                            ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $ 76,225,778   $ 67,991,397
                                            ============   ============


   The accompanying notes are an integral part of these financial statements.

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998


                                                            1999           1998
                                                        ------------   ------------

INCREASES IN NET ASSETS:
    Investment income-
        Net appreciation in fair value of investments   $  3,143,538   $  2,344,582
        Interest and dividends                             4,400,550      3,183,915
                                                        ------------   ------------
                                                           7,544,088      5,528,497

    Contributions-
        Employer                                           2,603,800      3,042,696
        Participants                                       6,421,783      5,486,336
                                                        ------------   ------------
                                                           9,025,583      8,529,032
                                                        ------------   ------------
                  Total increases in net assets           16,569,671     14,057,529

DECREASES IN NET ASSETS:
    Payments to participants and beneficiaries             8,335,290      9,290,385
                                                        ------------   ------------
                  Total decreases in net assets            8,335,290      9,290,385
                                                        ------------   ------------

NET INCREASE IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS                            8,234,381      4,767,144

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                     67,991,397     63,224,253
                                                        ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                         $ 76,225,778   $ 67,991,397
                                                        ============   ============

   The accompanying notes are an integral part of these financial statements.

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1999 AND 1998


1. DESCRIPTION OF PLAN:

The Zale Corporation Savings and Investment Plan (the "Plan") is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

Prior to August 1, 1998, substantially all employees who were at least age 21 were eligible to participate in the Plan on the first day of the month after beginning employment. Effective August 1, 1998, participants are eligible to participate in the Plan on the first day of the month following the later of the date the employee reaches the age 21 or the date in which the employee completes one year of active service. One year of active service is defined by the Plan as 1,000 or more hours of service completed in one year. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded from participation. See Note 7, Plan Amendments.

Employee Contributions

Under the Plan, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 15% of their annual earnings to their Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service limitations on these elective deferrals. The maximum amount a participant can contribute is $10,000 for the calendar years 1998 and 1999. Effective August 1, 1999, highly compensated employees are no longer subject to additional limitations.

Employer Contributions

Prior to August 1, 1998, Zale Corporation (the "Company") could make discretionary contributions to the Plan from its current and/or accumulated earnings and profits in such amounts as its Board of Directors would determine. This contribution was allocated to eligible participants based on the proportionate share of their eligible compensation. The Plan also provided that the Company make matching contributions ("Matching Contributions") to each eligible participant who voluntarily contributed to the Plan. Under this provision, the Company matched fifty cents in Zale Corporation Common Stock for every dollar contributed by participants up to two percent of the participant's annual earnings. To be eligible for the discretionary and matching contributions, the participant had to complete 1,000 hours of service for the Company and must have been employed on July 31 of the year (except under certain circumstances). Effective August 1, 1998, the Company terminated discretionary contributions while increasing its matching contribution to one dollar in Zale Corporation Common Stock for every dollar that an employee contributes, up to four percent of the participant's annual earnings, subject to IRS limitations. See Note 7, Plan Amendments.

Investment Options

Upon enrollment in the Plan, a participant could have directed contributions in whole percent increments in any of the first seven investment options provided by the Plan through April 30, 1998. Due to amendments to the Plan structure, subsequent to April 30, 1998, a participant may direct contributions in whole percentage increments to investment options 8 through 13 below:

 1)  Crabbe Huson Special Fund                    Invests in stock of domestic and foreign companies.

 2)  Evergreen Foundation Trust Class A Fund      Invests in a mix of fixed income securities and
                                                  stock to maintain a balance between stocks and
                                                  bonds.

 3)  Janus Fund                                   Invests primarily in common stocks.

 4)  Morley Stable Value Fund                     Invests mainly in investment contracts issued by
                                                  insurance companies and other financial
                                                  institutions.

 5)  Strong Advantage Fund                        Invests in a diversified portfolio of
                                                  investment-grade fixed income securities.

 6)  Vanguard Index 500 Portfolio Fund            Invests to mirror the performance of the stock
                                                  market as represented by the S&P 500.

 7)  Warburg Pincus Growth & Income Fund          Invests mainly in stocks of domestic and foreign
                                                  companies, fixed income securities, and money
                                                  market securities.

 8)  Bond Investment Option                       Invests primarily in domestic fixed income
                                                  securities such as corporate bonds, U.S. government
                                                  securities, certificates of deposit, commercial
                                                  paper and other fixed income securities.

 9)  Growth and Income Investment Option          Invests in domestic and international common
                                                  stocks, other equity securities, corporate and
                                                  government bonds and short-term cash equivalents.

10)  Growth Investment Option                     Invests primarily in domestic common stocks and
                                                  other equity securities, with a smaller allocation
                                                  to international securities.

    11)  Aggressive Growth Investment Option      Invest primarily in common stocks and other equity
                                                  securities of small, rapidly-growing companies and
                                                  also, larger companies with strong growth
                                                  potential.  This option also invests in domestic
                                                  and international securities.

    12)  Global Investment Option                 Invests primarily in common stocks and other equity
                                                  securities of companies based outside of the United
                                                  States.

    13)  Zale Corporation Common Stock            Participants may directly invest up to 25% of their
                                                  salary deferral contributions in Zale Corporation
                                                  Common Stock.

Participants may change their investment options daily. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.

Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime commercial lending rate at the time the loan is made plus 2%, as determined by the Plan Committee (the "Committee"). Interest rates ranged between 9.75% and 10.50% during the Plan year. Principal and interest are paid ratably through semimonthly or biweekly payroll deductions.

Vesting

A participant is automatically fully vested in Employee contributions plus actual earnings thereon. Prior to August 1, 1999, participants became fully vested in the Employer 401(k) Matching Contributions after three years of service, and fully vested in Employer discretionary Profit Sharing Contributions after seven years of service. Additionally, full vesting occurred upon a participant's death, full and permanent disability, or retirement. Participants vested in the Plan as follows:

                                          Vested Percent of                       Vested Percent of
Years of Active Service       Employer 401(k) Matching Contributions       Profit Sharing Contributions
-----------------------       --------------------------------------       ----------------------------

Less than 1 year                               0                                         0
1 year                                      33 1/3                                       0
2 years                                     66 2/3                                       0
3 years                                       100                                       20
4 years                                                                                 40
5 years                                                                                 60
6 years                                                                                 80
7 or more years                                                                        100

Effective August 1, 1999, Employer 401(k) Matching Contributions will immediately vest one hundred percent for active participants. Participants are eligible to receive their vested interests in the Plan upon termination from the Company. See Note 7, Plan Amendments.

Distributions and Withdrawals

Upon retirement, a participant may withdraw the full value of their account in a single, lump-sum distribution or a direct rollover to an IRA. Upon termination of employment, a participant may withdraw the full value of their account, or if a participant's vested account is at least $5,000 they may leave the balance in the Plan until normal retirement age. Distribution of the participant's entire balance also becomes due upon death or total disability. Participants may make hardship withdrawals from their earned deferred contribution amounts or profit sharing contribution (exclusive of matching contributions) at specific times, subject to certain safe harbor restrictions.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions. At July 31, 1999 and 1998, forfeited nonvested accounts totaled approximately $681,000 and $768,000, respectively. Of the forfeited account balance at July 31, 1999 and 1998, approximately $681,000 and $739,000, respectively, were used to reduce employer contributions in accordance with the plan document.

Tax Status

The Plan has received a favorable determination letter dated January 12, 1995, from the Internal Revenue Service stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the letter; however, the Company and the Plan's tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code. The Plan is currently being reviewed for further revisions. Upon completion of these revisions, the Plan will submit an application for a new determination letter.

Plan Administration

The Plan is administered by the Committee which is appointed by the Company's Chairman of the Board of Directors. Assisting the Committee is a trustee appointed by the Board of Directors. Effective May 1, 1998, the Board of Directors of the Company appointed Wachovia Bank as the trustee of the Plan and PricewaterhouseCoopers LLP as the Plan recordkeeper. From August 1, 1995, to April 30, 1998, Charles Schwab Trust Company served as the trustee of the Plan and KPMG Peat Marwick LLP served as Plan recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.

2. AMENDMENT OR TERMINATION OF THE PLAN:

The Company's Board of Directors has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant's account would be 100% vested and distributed under the direction of the Plan Committee. The Company's Board of Directors has no intention to terminate the Plan.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company's common stock are valued at fair market value based on quoted market prices as of the Plan's year-end. Purchases and sales of securities are recorded on a trade-date basis. Through April 30, 1998, the Plan allowed participants to direct their investments into mutual fund securities among the Crabbe Huson Special Fund, Evergreen Foundation Trust Class A Fund, Janus Fund, Morley Stable Value Fund, Strong Advantage Fund, Vanguard Index 500 Portfolio Fund, and the Warburg Pincus Growth & Income Fund offered through Charles Schwab Trust Company. Effective May 1, 1998, the Plan offers five investment options, each a portfolio of mutual fund securities. The investment options are: Bond Investment, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, and Global Investment. In addition, participants can make direct investments of up to 25% of their retirement plan assets in Zale Corporation Common Stock. See Note 1 for detail of investment options.

Administration Expenses

Administrative expenses related to the Plan's investments are paid by the Company with no liability to the Plan. Expenses for the Plan year ended July 31, 1999 and 1998, were approximately $197,000 and $330,000, respectively. The Company has a revenue sharing agreement with the Plan recordkeeper, in which administrative expenses are offset against 12B-1 and Sub Transfer Agent revenues.

Basis of Accounting

The Plan uses the accrual method of accounting. The classifications in use at July 31, 1999 have been applied to the financial statements for July 31, 1998.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Distributions are recorded when paid.

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

At July 31, 1999 and 1998, the Plan had not paid $216,984 and $237,881, respectively, of benefits to participants who had requested distribution prior to year-end. These amounts are not included in liabilities in the accompanying statements of net assets available for plan benefits at July 31, 1999 and 1998.

The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

                                                                               1999             1998
                                                                           -------------    -------------

     Net assets available for plan benefits per the financial statements   $  76,225,778    $  67,991,397

     Amounts allocated to withdrawing participants                              (216,984)        (237,881)
                                                                           -------------    -------------

     Net assets available for plan benefits per the Form 5500              $  76,008,794    $  67,753,516
                                                                           =============    =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  1999            1998
                                                              ------------    ------------

     Payments to participants and beneficiaries per the
         financial statements                                 $  8,335,290    $  9,290,385

     Amounts allocated to withdrawing participants at
         end of period                                             216,984         237,881

     Less- Amounts allocated to withdrawing participants at
         beginning of period                                      (237,881)       (475,436)
                                                              ------------    ------------

     Distributions to participants per the Form 5500          $  8,314,393    $  9,052,830
                                                              ============    ============

5. INVESTMENTS:

The following investments are greater than 5% of ending net assets as of July 31, 1999 and 1998:

                                               1999           1998
                                           ------------   ------------

Oppenheimer Limited Term Government Fund   $  3,953,262   $  4,297,778
Oppenheimer Strategic Income Fund             3,956,725      4,312,435
Bond Fund of America                          3,941,322      4,284,201
Franklin U.S. Government Fund                 3,925,558      4,306,348
Income Fund of America                        4,860,434      5,047,381
Oppenheimer Equity Income Fund                4,769,371      5,036,356
Oppenheimer Quest Opportunity Value Fund      4,790,626      4,892,907
Putnam Equity Fund                            4,748,164      4,969,008
Zale Corporation Common Stock                10,967,170      6,911,636

As of July 31, 1999 and 1998, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments' prospectuses, futures, forwards and options are used only for the purpose of managing the funds' exposure to stock and bond markets and to fluctuations in interest rates and currency values. The derivative instruments in these investment options are immaterial to total Plan assets.

6. RELATED-PARTY TRANSACTIONS:

During 1998, certain Plan investments were managed by Charles Schwab Trust Company. Charles Schwab Trust Company was the trustee as defined by the Plan through April 30, 1998; therefore, the transactions qualify as exempt party-in-interest transactions. During 1999 and 1998 Wachovia Bank managed certain Plan investments. Wachovia Bank served as the trustee as defined by the Plan; therefore, the transactions qualify as exempt party-in-interest transactions.

7. PLAN AMENDMENTS

Effective August 1, 1998, the Plan required new employees to complete one year of active service in which they work at least 1,000 hours for the Company before becoming eligible to participate in the Plan. For plan years beginning after July 31, 1998, the Company increased Employer 401(k) Matching Contributions to one dollar in Zale Corporation Common Stock for every one dollar an employee contributes up to 4% of annual earnings, subject to IRS limitations.

Effective August 1, 1999, the Plan was amended to eliminate the 1,000 hours service requirement and the requirement of employment on the last day of the Plan year for participants to be eligible to receive Employer 401(k) Matching Contributions. Employer 401(k) Matching Contributions will be funded monthly and participants will vest immediately one hundred percent. Active participants as of August 1, 1999, will be one hundred percent vested in prior unvested Employer 401(k) Matching Contributions.

8. DISCLOSURES BY FUND:

The following financial statements contain the required disclosures by fund of the activity of the Plan and are a part of the basic financial statements.

Statement by Fund of Net Assets Available for Plan Benefits as of July 31, 1999


                                                       Participant-Directed Investment Program (Wachovia Bank)
                                              ------------------------------------------------------------------------
                                                 Bond      Growth & Income     Growth    Aggressive Growth    Global
                                              Investment      Investment      Investment    Investment     Investment
                                                Option          Option          Option        Option         Option
                                              ------------   ------------   ------------   ------------   ------------

ASSETS:
     Investments, at fair market value-
         Cash and Short-Term Investments      $     77,918   $    469,973   $    328,804   $    583,245   $     89,123
         Common Stock Mutual Funds                      --     14,308,161      9,572,534     10,895,126      2,702,555
         Bond Mutual Funds                       7,898,047             --             --             --             --
         Government Securities Mutual Funds      7,878,818      4,860,404             --             --             --
         Zale Corporation Common Stock                  --             --             --             --             --
         Participants' loans                         5,677          8,763          5,782          7,154          1,895
                                              ------------   ------------   ------------   ------------   ------------
                  Total investments             15,860,460     19,647,301      9,907,120     11,485,525      2,793,573
                                              ------------   ------------   ------------   ------------   ------------

     Receivables-
         Employer's contributions                       --             --             --             --             --
         Participants' contributions                38,698         66,138         51,482         62,207         16,242
                                              ------------   ------------   ------------   ------------   ------------
                  Total receivables                 38,698         66,138         51,482         62,207         16,242
                                              ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $ 15,899,158   $ 19,713,439   $  9,958,602   $ 11,547,732   $  2,809,815
                                              ============   ============   ============   ============   ============

                                               Participant-Directed Investment Program (Wachovia Bank)
                                              ---------------------------------------------------------
                                               Cash and      Participant   Zale Corporation   Total
                                               Equivalents      Loans       Common Stock   Investments
                                              ------------   ------------   ------------   ------------

ASSETS:
     Investments, at fair market value-
         Cash and Short-Term Investments      $    288,887   $     12,382   $    301,026   $  2,151,358
         Common Stock Mutual Funds                      --             --             --     37,478,376
         Bond Mutual Funds                              --             --             --      7,898,047
         Government Securities Mutual Funds             --             --             --     12,739,222
         Zale Corporation Common Stock                  --             --     10,967,170     10,967,170
         Participants' loans                            --      2,101,618          2,166      2,133,055
                                              ------------   ------------   ------------   ------------
                  Total investments                288,887      2,114,000     11,270,362     73,367,228
                                              ------------   ------------   ------------   ------------

     Receivables-
         Employer's contributions                       --             --      2,603,800      2,603,800
         Participants' contributions                    --             --         19,983        254,750
                                              ------------   ------------   ------------   ------------
                  Total receivables                     --             --      2,623,783      2,858,550
                                              ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $    288,887   $  2,114,000   $ 13,894,145   $ 76,225,778
                                              ============   ============   ============   ============

Statement by Fund of Net Assets Available for Plan Benefits as of July 31, 1998


                                                            Participant-Directed Investment Program (Wachovia Bank)
                                            ----------------------------------------------------------------------------------------
                                                                                           Aggressive
                                                 Bond      Growth & Income    Growth         Growth         Global       Cash and
                                              Investment     Investment     Investment     Investment     Investment       Cash
                                                Option         Option         Option         Option         Option      Equivalents
                                             ------------   ------------   ------------   ------------   ------------   ------------

ASSETS:
     Investments, at fair market value-
         Cash and Short-Term Investments     $    362,070   $    604,952   $    226,038   $    237,350   $     82,488   $    242,730
         Common Stock Mutual Funds                     --     14,898,271      7,562,163      7,004,607      2,012,365             --
         Bond Mutual Funds                      8,596,636             --             --             --             --             --
         Government Securities Mutual Funds     8,604,126      5,047,381             --             --             --             --
         Zale Corporation Common Stock                 --             --             --             --             --             --
         Participants' loans                        4,519          7,443          5,317          6,114          1,595             --
                                             ------------   ------------   ------------   ------------   ------------   ------------

                  Total investments            17,567,351     20,558,047      7,793,518      7,248,071      2,096,448        242,730

     Receivables-
         Employer's contributions                 433,299        510,862        329,557        374,013         95,982             --
         Participants' contributions               44,087         72,614         51,867         59,648         15,560             --
                                             ------------   ------------   ------------   ------------   ------------   ------------

                  Total receivables               477,386        583,476        381,424        433,661        111,542             --
                                             ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $ 18,044,737   $ 21,141,523   $  8,174,942   $  7,681,732   $  2,207,990   $    242,730
                                             ============   ============   ============   ============   ============   ============

                                       Participant-Directed Investment Program (Wachovia Bank)
                                       -------------------------------------------------------
                                              Participant  Zale Corporation    Total
                                                 Loans       Common Stock   Investments
                                              ------------   ------------   ------------

ASSETS:
     Investments, at fair market value-
         Cash and Short-Term Investments      $     29,937   $    227,020   $  2,012,585
         Common Stock Mutual Funds                      --             --     31,477,406
         Bond Mutual Funds                              --             --      8,596,636
         Government Securities Mutual Funds             --             --     13,651,507
         Zale Corporation Common Stock                  --      6,911,636      6,911,636
         Participants' loans                     2,013,012          1,595      2,039,595
                                              ------------   ------------   ------------

                  Total investments              2,042,949      7,140,251     64,689,365

     Receivables-
         Employer's contributions                       --      1,298,983      3,042,696
         Participants' contributions                    --         15,560        259,336
                                              ------------   ------------   ------------

                  Total receivables                     --      1,314,543      3,302,032
                                              ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $  2,042,949   $  8,454,794   $ 67,991,397
                                              ============   ============   ============

Statement by Fund of Changes in Net Assets Available for Plan Benefits for the Year Ended July 31, 1999

                                                               Participant-Directed Investment Program (Wachovia Bank)
                                                 ---------------------------------------------------------------------------------
                                                                    Growth &                        Aggressive
                                                     Bond            Income           Growth           Growth           Global
                                                  Investment       Investment       Investment       Investment       Investment
                                                    Option           Option           Option           Option           Option
                                                 -------------    -------------    -------------    -------------    -------------

INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in
              fair value of investments          $    (915,426)   $    (366,295)   $     198,965    $   1,517,833    $      11,571
         Interest and dividends                      1,264,033        2,008,660          682,164          264,236          151,520
                                                 -------------    -------------    -------------    -------------    -------------

                  Net investment income                348,607        1,642,365          881,129        1,782,069          163,091
                                                 -------------    -------------    -------------    -------------    -------------

     Contributions-
         Employer                                           --               --               --               --               --
         Participant                                 1,139,777        1,741,079        1,279,498        1,532,818          376,871
         Participants' loan payments                   129,818          188,287          113,323          158,996           41,208
                                                 -------------    -------------    -------------    -------------    -------------

                  Total contributions                1,269,595        1,929,366        1,392,821        1,691,814          418,079
                                                 -------------    -------------    -------------    -------------    -------------

                  Total increases in net assets      1,618,202        3,571,731        2,273,950        3,473,883          581,170
                                                 -------------    -------------    -------------    -------------    -------------

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries     (2,883,616)      (2,663,349)        (638,598)        (634,914)        (133,345)
     Loans                                            (245,638)        (365,218)        (202,367)        (281,480)         (78,278)
                                                 -------------    -------------    -------------    -------------    -------------

                  Total decreases in net assets     (3,129,254)      (3,028,567)        (840,965)        (916,394)        (211,623)
                                                 -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                            (1,511,052)         543,164        1,432,985        2,557,489          369,547
                                                 -------------    -------------    -------------    -------------    -------------

INTERFUND TRANSFERS:
     Total interfund transfers                        (634,527)      (1,971,248)         350,675        1,308,511          232,278

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                    (2,145,579)      (1,428,084)       1,783,660        3,866,000          601,825
                                                 -------------    -------------    -------------    -------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                              18,044,737       21,141,523        8,174,942        7,681,732        2,207,990
                                                 -------------    -------------    -------------    -------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                 $  15,899,158    $  19,713,439    $   9,958,602    $  11,547,732    $   2,809,815
                                                 =============    =============    =============    =============    =============

                                                     Participant-Directed Investment Program (Wachovia Bank)
                                                 ----------------------------------------------------------------

                                                   Cash and
                                                      Cash         Participant   Zale Corporation       Total
                                                   Equivalents        Loans        Common Stock      Investments
                                                  -------------   -------------    -------------    -------------

INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in
              fair value of investments           $          --   $          --    $   2,696,890    $   3,143,538
         Interest and dividends                           7,017              --           22,920        4,400,550
                                                  -------------   -------------    -------------    -------------

                  Net investment income                   7,017              --        2,719,810        7,544,088
                                                  -------------   -------------    -------------    -------------

     Contributions-
         Employer                                            --              --        2,603,800        2,603,800
         Participant                                         --         (66,189)         417,929        6,421,783
         Participants' loan payments                         --        (670,635)          39,003               --
                                                  -------------   -------------    -------------    -------------

                  Total contributions                        --        (736,824)       3,060,732        9,025,583
                                                  -------------   -------------    -------------    -------------

                  Total increases in net assets           7,017        (736,824)       5,780,542       16,569,671
                                                  -------------   -------------    -------------    -------------

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries          39,140        (448,184)        (972,424)      (8,335,290)
     Loans                                                   --       1,256,059          (83,078)              --
                                                  -------------   -------------    -------------    -------------

                  Total decreases in net assets          39,140         807,875       (1,055,502)      (8,335,290)
                                                  -------------   -------------    -------------    -------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                 46,157          71,051        4,725,040        8,234,381
                                                  -------------   -------------    -------------    -------------

INTERFUND TRANSFERS:
     Total interfund transfers                               --              --          714,311               --

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                         46,157          71,051        5,439,351        8,234,381
                                                  -------------   -------------    -------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                  242,730       2,042,949        8,454,794       67,991,397
                                                  -------------   -------------    -------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                  $     288,887   $   2,114,000    $  13,894,145    $  76,225,778
                                                  =============   =============    =============    =============

Statement by Fund of Changes in Net Assets Available for Plan Benefits for the Year Ended July 31, 1998

                                                               Participant-Directed Investment Program (Schwab Trust Co.)
                                                   ---------------------------------------------------------------------------------
                                                       Crabbe         Evergreen
                                                        Huson         Foundation                                          Strong
                                                       Special          Trust            Janus        Morley Stable      Advantage
                                                        Fund        Class A Fund         Fund          Value Fund          Fund
                                                   -------------    -------------    -------------    -------------    -------------

INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                 $    (789,530)   $   1,165,044    $      52,350    $     706,858   $     (26,211)
         Interest and dividends                          592,473          399,315          651,652            8,954         390,125
                                                   -------------    -------------    -------------    -------------   -------------
                  Net investment income                 (197,057)       1,564,359          704,002          715,812         363,914

     Contributions-
         Employer                                             --               --               --               --              --
         Participant                                     395,952          762,239          410,225          760,298         460,112
         Participants' loan payments                      50,140           88,149           55,522          133,746          51,957
                                                   -------------    -------------    -------------    -------------   -------------
                  Total contributions                    446,092          850,388          465,747          894,044         512,069
                                                   -------------    -------------    -------------    -------------   -------------
                  Total increases in net assets          249,035        2,414,747        1,169,749        1,609,856         875,983

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries         (646,456)      (1,830,495)        (435,376)      (2,078,578)     (1,303,587)
     Loans                                               (94,976)        (178,518)         (67,131)        (175,516)       (122,009)
                                                   -------------    -------------    -------------    -------------   -------------

                  Total decreases in net assets         (741,432)      (2,009,013)        (502,507)      (2,254,094)     (1,425,596)
                                                   -------------    -------------    -------------    -------------   -------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                (492,397)         405,734          667,242         (644,238)       (549,613)
                                                   -------------    -------------    -------------    -------------   -------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                (4,975,698)     (13,622,113)      (4,447,943)     (14,404,874)     (8,631,303)
                                                   -------------    -------------    -------------    -------------   -------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                      (5,468,095)     (13,216,379)      (3,780,701)     (15,049,112)     (9,180,916)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                 5,468,095       13,216,379        3,780,701       15,049,112       9,180,916
                                                   -------------    -------------    -------------    -------------   -------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                   $          --    $          --    $          --    $          --   $          --
                                                   =============    =============    =============    =============   =============

                                                   Participant-Directed Investment          Participant-Directed Investment
                                                      Program (Schwab Trust Co.)                  Program (Wachovia Bank)
                                                   ------------------------------    -----------------------------------------------
                                                     Vanguard          Warburg                          Growth &
                                                     Index 500          Pincus           Bond            Income           Growth
                                                     Portfolio         Growth &       Investment       Investment       Investment
                                                       Fund          Income Fund        Option           Option           Option
                                                   -------------    -------------    -------------    -------------    ------------

INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                 $   1,094,617    $      (5,665)   $     (13,357)   $    (610,763)   $   (260,338)
         Interest and dividends                          134,492          623,789          226,942          105,560          45,022
                                                   -------------    -------------    -------------    -------------    ------------
                  Net investment income                1,229,109          618,124          213,585         (505,203)       (215,316)

     Contributions-
         Employer                                             --               --          433,299          510,862         329,557
         Participant                                     773,996          313,791          279,263          452,033         318,754
         Participants' loan payments                      98,940           33,166           42,709           63,825          39,793
                                                   -------------    -------------    -------------    -------------    ------------
                  Total contributions                    872,936          346,957          755,271        1,026,720         688,104
                                                   -------------    -------------    -------------    -------------    ------------
                  Total increases in net assets        2,102,045          965,081          968,856          521,517         472,788

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries         (806,804)        (538,556)        (471,512)        (513,663)        (15,054)
     Loans                                              (106,967)         (64,391)         (33,510)         (66,723)        (57,474)
                                                   -------------    -------------    -------------    -------------    ------------

                  Total decreases in net assets         (913,771)        (602,947)        (505,022)        (580,386)        (72,528)
                                                   -------------    -------------    -------------    -------------    ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                               1,188,274          362,134          463,834          (58,869)        400,260
                                                   -------------    -------------    -------------    -------------    ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                (7,348,321)      (4,173,912)      17,580,903       21,200,392       7,774,682
                                                   -------------    -------------    -------------    -------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                      (6,160,047)      (3,811,778)      18,044,737       21,141,523       8,174,942

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                 6,160,047        3,811,778               --               --              --
                                                   -------------    -------------    -------------    -------------    -------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                   $          --    $          --    $  18,044,737    $  21,141,523    $  8,174,942
                                                   =============    =============    =============    =============    ============

                                                              Participant-Directed Investment Program (Wachovia Bank)
                                                   ----------------------------------------------------------------------------
                                                   Aggressive
                                                      Growth         Global       Cash and
                                                    Investment     Investment        Cash       Participant    Zale Corporation
                                                      Option         Option       Equivalents       Loans        Common Stock
                                                   ------------    ------------   -----------     ----------     -------------

INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                 $   (472,779)   $    (55,430)   $         --   $         --    $  1,559,786
         Interest and dividends                           7,640          11,396              --             --         (13,445)
                                                   ------------    ------------    ------------   ------------    ------------
                  Net investment income                (465,139)        (44,034)             --             --       1,546,341

     Contributions-
         Employer                                       374,013          95,982              --             --       1,298,983
         Participant                                    374,387          95,132              --             --          90,154
         Participants' loan payments                     53,240          12,314              --       (734,232)         10,731
                                                   ------------    ------------    ------------   ------------    ------------
                  Total contributions                   801,640         203,428              --       (734,232)      1,399,868
                                                   ------------    ------------    ------------   ------------    ------------
                  Total increases in net assets         336,501         159,394              --       (734,232)      2,946,209

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries         (33,578)         (1,578)        242,730        (26,266)       (831,612)
     Loans                                              (66,530)        (18,246)             --      1,065,496         (13,505)
                                                   ------------    ------------    ------------   ------------    ------------

                  Total decreases in net assets        (100,108)        (19,824)        242,730      1,039,230        (845,117)
                                                   ------------    ------------    ------------   ------------    ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                                236,393         139,570         242,730        304,998       2,101,092
                                                   ------------    ------------    ------------   ------------    ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                7,445,339       2,068,420              --        (11,777)      1,546,205
                                                   ------------    ------------    ------------   ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                      7,681,732       2,207,990         242,730        293,221       3,647,297

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                       --              --              --      1,749,728       4,807,497
                                                   ------------    ------------    ------------   ------------    ------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                   $  7,681,732    $  2,207,990    $    242,730   $  2,042,949    $  8,454,794
                                                   ============    ============    ============   ============    ============

                                          Participant-Directed Investment
                                               Program (Wachovia Bank)
                                          -------------------------------
                                                      Total
                                                   Investments
                                                   ------------

INCREASES IN NET ASSETS:
     Investment income-
         Net (depreciation) appreciation in fair
              value of investments                 $  2,344,582
         Interest and dividends                       3,183,915
                                                   ------------
                  Net investment income               5,528,497

     Contributions-
         Employer                                     3,042,696
         Participant                                  5,486,336
         Participants' loan payments                         --
                                                   ------------
                  Total contributions                 8,529,032
                                                   ------------
                  Total increases in net assets      14,057,529

DECREASES IN NET ASSETS:
     Payments to participants and beneficiaries      (9,290,385)
     Loans                                                   --
                                                   ------------

                  Total decreases in net assets      (9,290,385)
                                                   ------------

NET INCREASE (DECREASE) PRIOR TO
     INTERFUND TRANSFERS                              4,767,144
                                                   ------------

INTERFUND TRANSFERS:
     Net transfers into (out of) funds                       --
                                                   ------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                      4,767,144

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                               63,224,253
                                                   ------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                   $ 67,991,397
                                                   ============

                                                                      SCHEDULE I
                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF JULY 31, 1999

                                 EIN: 75-0675400

                                    PLAN #002

    (a)                            (b)                                                                   (c)
                                Identity
                                of Issuer                     Shares                          Description of Investment
           ---------------------------------------------  -------------- ----------------------------------------------------------

           SHORT-TERM INVESTMENTS/CASH:
     *       Wachovia Bank                                  2,151,358    ST Investment Fund/Cash

           MUTUAL FUNDS:                                                 Bond Investment Option:
             Oppenheimer                                      401,201    Oppenheimer Ltd Term Government Fund
             Oppenheimer                                      917,167    Oppenheimer Strategic Income Fund
             American Funds                                   305,713    Bond Fund of America
             Franklin Templeton                               607,162    Franklin U.S. Government Securities Fund
                                                                              Growth & Income Investment Option:
             American Funds                                   282,209    Income Fund of America
             Oppenheimer                                      344,154    Oppenheimer Equity Income Fund
             Oppenheimer                                      125,947    Oppenheimer Quest Opportunity Value Fund
             Putnam Mutual Funds                              290,140    Putnam Equity Income Fund
                                                                              Growth Investment Option:
             Franklin Templeton                               133,730    Mutual Qualified Fund
             Massachusetts Financial Services                 116,680    Massachusetts Investors Growth Stock Fund
             Oppenheimer                                      106,791    Oppenheimer Quest Value Fund
             American Funds                                    69,289    Washington Mutual Investors Fund
                                                                              Aggressive Growth Investment Option:
             Davis                                             95,684    Davis NY Venture Fund
             Franklin Templeton                                98,328    Franklin California Growth Fund
             Franklin Templeton                               104,430    Franklin Small Capital Growth Fund
             Massachusetts Financial Services                 101,070    MFS Research Fund
                                                                              Global Investment Option:
             American Funds                                    20,841    Europacific Growth Fund
             Oppenheimer                                       13,969    Oppenheimer Global Fund
             Franklin Templeton                                34,685    Templeton Growth Fund
             GAM Services                                      25,549    GAM International Fund
     *     ZALE CORPORATION                                   257,523    Zale Corporation Common Stock, par value $.01
     *     PARTICIPANT LOANS                                      N/A    Participant loans, interest rates ranging from 9.75%-10.50%

    (a)                            (b)                            (d)                       (e)
                                Identity                                                  Current
                                of Issuer                        Cost                      Value**
           ---------------------------------------------    --------------            ---------------

           SHORT-TERM INVESTMENTS/CASH:
     *       Wachovia Bank                                    $2,151,358                $2,151,358

           MUTUAL FUNDS:
             Oppenheimer                                       4,112,229                 3,953,262
             Oppenheimer                                       4,437,091                 3,956,725
             American Funds                                    4,266,494                 3,941,322
             Franklin Templeton                                4,175,620                 3,925,558

             American Funds                                    5,241,074                 4,860,434
             Oppenheimer                                       5,286,511                 4,769,371
             Oppenheimer                                       4,908,432                 4,790,626
             Putnam Mutual Funds                               4,879,149                 4,748,164

             Franklin Templeton                                2,537,537                 2,434,190
             Massachusetts Financial Services                  2,332,793                 2,405,618
             Oppenheimer                                       2,418,325                 2,329,669
             American Funds                                    2,333,936                 2,403,057

             Davis                                             2,400,167                 2,649,596
             Franklin Templeton                                2,406,747                 2,800,141
             Franklin Templeton                                2,503,362                 2,759,066
             Massachusetts Financial Services                  2,527,523                 2,686,324

             American Funds                                      618,113                   694,453
             Oppenheimer                                         636,669                   682,709
             Franklin Templeton                                  691,307                   677,010
             GAM Services                                        794,291                   648,383
     *     ZALE CORPORATION                                    5,264,707                10,967,170
     *     PARTICIPANT LOANS                                          --                 2,133,055

* Column (a) indicates each identified person/entity known to be a party-in-interest.

** Investments in mutual fund securities are stated at fair value based on quoted market prices.

   This supplemental schedule lists assets held for investment purposes as of July 31, 1999, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                  ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JULY 31, 1999

                                 EIN: 75-0675400

                                    PLAN #002

                   (a)                  (b)                       (c)            (d)           (g)            (h)            (i)
                                                                                                            Current
                                                                                                            Value of
                                                                                                            Asset on
                                                               Purchase        Selling        Cost of     Transaction        Net
Identity of Party Involved     Description of Asset              Price          Price          Asset          Date       Gain/(Loss)
--------------------------     --------------------            --------        -------       --------     -----------    -----------

INDIVIDUAL TRANSACTIONS

   NONE

SERIES OF TRANSACTIONS

   Wachovia Bank               Short Term Investment Fund
                                 Sales                         $         -   $41,431,298    $41,431,298     $41,431,298     $    -
                                 Purchases                      41,549,598             -     41,549,598      41,549,598          -

Columns (e) and (f) do not apply to this schedule as there were no lease rental or transaction expenses involved.

     This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES




     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee for the Zale Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 24th day of January, 2000.



                                    ZALE CORPORATION SAVINGS AND INVESTMENT PLAN



January 24, 2000                           By:          /s/ Mark R. Lenz
                                               ---------------------------------
                                                           Mark R. Lenz
                                                       Senior Vice President,
                                                      Controller and Chairman,
                                                          Plan Committee

                               INDEX TO EXHIBITS



Exhibit
Number                    Description
------                    -----------
 23                       Consent of Arthur Andersen